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   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 26, 1997.
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                            ------------------------

                                FINAL AMENDMENT
                                       TO
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                            ------------------------

                             SANTA BARBARA BANCORP
                                (Name of issuer)

                             SANTA BARBARA BANCORP
                      (Name of person(s) filing statement)

                            ------------------------

            COMMON STOCK, NO PAR VALUE, $1.00 STATED VALUE PER SHARE
                         (Title of class of securities)


                                   801233107
                     (CUSIP number of class of securities)


                                  JAY D. SMITH
         SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                             SANTA BARBARA BANCORP
                              1021 ANACAPA STREET
                        SANTA BARBARA, CALIFORNIA 93102
                                 (805) 564-6302
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                            ------------------------

                                    Copy To:
                    CHARLES E. GREEF AND PETER G. WEINSTOCK
                JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
                                   SUITE 3200
                                1445 ROSS AVENUE
                              DALLAS, TEXAS 75202
                                 (214) 855-4500

                            ------------------------

                                JANUARY 10, 1997
     (Date tender offer first published, sent or given to security holders)

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       This Amendment No. 1 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement") dated January 10, 1997 filed by Santa Barbara Bancorp, a California corporation (the "Company"), relating to the tender offer by the "Company to purchase up to 500,000 shares (or such lesser number of shares as are properly tendered) of its common stock, no par value, $1.00 stated value per share (the "Shares"), at a price, net to the seller in cash, of $30.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 10, 1997 (the "Offer to Purchase") and the related Letter of Transmittal, which together constitute the Offer. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Statement. Capitalized terms defined in the Statement and not otherwise defined herein shall have the meanings specified in the Statement.


ITEM 1.  SECURITY AND ISSUER.

       The Offer commenced on January 10, 1997, and expired at 5:00 p.m. Pacific Standard Time, on Friday, February 21, 1997. A total of 65,247 Shares have been accepted at a purchase price of $30.00 per Share. Prior to expiration of the Offer, the Company had 7,616,746 Shares outstanding. Following the purchase of the Shares tendered in the Offer, the Company has approximately 7,551,499 Shares outstanding.

       On February 25, 1997, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is filed as Exhibit (a)(7) hereto and is incorporated herein by reference.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

       Item 9 is hereby amended by the addition of the following Exhibit:

 (a)(7)                 Press Release dated February 25, 1997



                                   SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     SANTA BARBARA BANCORP


                                     By:         /s/ Jay D. Smith
                                         --------------------------------------
                                     Name:  Jay D. Smith
                                     Title: Executive Vice President, General
                                            Counsel and Corporate Secretary


Dated: February 26, 1997




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                               INDEX TO EXHIBITS

 EXHIBIT NO.            DESCRIPTION
 -----------            -----------
 (a)(7)                 Press Release dated February 25, 1997.